FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of April, 2004
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release
April 13, 2004

   Crystallex Appoints BNP Paribas as Las Cristinas Project Finance Advisor

TORONTO, ONTARIO, APRIL 13, 2004 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) announced today that BNP Paribas ("BNPP") has been appointed to provide advisory services to Crystallex in connection with the arrangement of project financing for the development of the Las Cristinas Project in Bolivar State, Venezuela.

In April 2003, Crystallex engaged the Deutsche Bank Project Finance team, under the supervision of Mr. Jeffrey Stufsky, as project finance advisor for its 100 percent controlled Las Cristinas Project. Mr. Stufsky recently joined BNPP as Managing Director, Project Finance & Utilities - Mining. The Las Cristinas project finance mandate has now been transferred to and accepted by BNPP. During the transition, Mr. Stufsky and his team remained actively involved in the advisory role.

BNP Paribas is a world class financial institution with assets in excess of US$630 billion and a full range of product and distribution capabilities, including a dedicated group specializing in providing project finance, trade service and derivative capabilities to the Energy and Metals & Mining industries. The bank's project finance practice ranks in the top 3 among global Lead Arrangers.

Todd Bruce, President and CEO of Crystallex stated, "Crystallex is very pleased to be continuing its relationship with Mr. Stufsky and, at the same time, have the benefit of the world-wide expertise and reputation of BNP Paribas. Jeff has remained actively engaged in the project finance mandate throughout the transition and his recognized expertise and leadership in the industry will be of great value as we move forward to complete project financing arrangements."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX and AMEX Exchanges.


For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   April 13, 2004     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature